UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 - 19th floor
20231-030 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

PETROBRAS ANNOUNCES COMMENCEMENT OF CASH TENDER OFFERS

RIO DE JANEIRO, BRAZIL – July 6, 2022 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announces that its wholly-owned subsidiary, Petrobras Global Finance B.V. (“PGF”), has commenced cash tender offers to purchase for cash (each, an “Offer” and collectively, the “Offers”) any and all of (i) its notes of the series set forth in the below table under the heading “Tender Group 1” for an aggregate purchase price, excluding accrued and unpaid interest, of up to US$750 million (the “Maximum Consideration for Tender Group 1”), and (ii) its notes of the series set forth in the below table under the heading “Tender Group 2,” for an aggregate purchase price, excluding accrued and unpaid interest, of up to US$750 million (the “Maximum Consideration for Tender Group 2” and, together with the Maximum Consideration for Tender Group 1, the “Maximum Consideration”), in each case as converted on the basis set forth in the Offer to Purchase (as defined below). Tender Group 1 and Tender Group 2 are referred to herein individually as a “Tender Group” and collectively as the “Tender Groups.” The notes for each Tender Group are referred to herein collectively as the “Notes.”

The Offers are being made pursuant to the terms and conditions set forth in the offer to purchase, dated July 6, 2022 (the “Offer to Purchase” and, together with the accompanying notice of guaranteed delivery, the “Offer Documents”).

The following tables set forth the series of Notes for each Tender Group subject to the Offers, the hypothetical consideration payable for Notes accepted for purchase in the Offers and the Acceptance Priority Level (as defined below) in connection with the Maximum Consideration Condition (as defined below):

Tender Group 1
Title of Security	CUSIP/ISIN	Acceptance Priority Level	Principal Amount Outstanding(1)	Reference Security / Interpolated Swap Rate	Bloomberg Reference Page	Fixed Spread (basis points)(2)	Hypothetical Consideration(3)
6.250% Global Notes Due March 2024	71647NAM1 / US71647NAM11	1	US$593,396,000	UST 3.000% due 6/30/24	FIT1	+163	US$1,028.72
4.750% Global Notes Due January 2025	- / XS0982711714	2	€310,660,000	January 2025 Interpolated Swap Rate	ICAE1	+276	€1,015.06
5.299% Global Notes Due January 2025	71647NAT6, 71647NAV1, N6945AAJ6 / US71647NAT63, US71647NAV10, USN6945AAJ62	3	US$663,099,000	UST 2.875% due 6/15/25	FIT1	+161	US$1,020.71
8.750% Global Notes Due May 2026	71647NAQ2 / US71647NAQ25	4	US$446,205,000	UST 3.250% due 6/30/27	FIT1	+213	US$1,131.94
6.250% Global Notes Due December 2026	- / XS0718502007	5	£566,110,000	UKT 0.375% due 10/22/26	FIT GLT0-10	+484	£982.20
7.375% Global Notes Due January 2027	71647NAS8 / US71647NAS80	6	US$928,947,000	UST 3.250% due 6/30/27	FIT1	+278	US$1,069.98
5.999% Global Notes Due January 2028	71647NAW9, N6945AAK3, 71647NAY5 / US71647NAW92, USN6945AAK36, US71647NAY58	7	US$1,266,485,000	UST 3.250% due 6/30/27	FIT1	+300	US$1,008.53
5.750% Global Notes Due February 2029	71647NAZ2 / US71647NAZ24	8	US$634,952,000	UST 2.875% due 5/15/32	FIT1	+323	US$983.84
5.375% Global Notes Due October 2029	- / XS0835891838	9	£345,965,000	UKT 0.500% due 1/31/29	FIT GLT0-10	+535	£896.69
5.093% Global Notes Due January 2030	71647NBE8, 71647NBF5, N6945AAL1 / US71647NBE85, US71647NBF50, USN6945AAL19	10	US$716,179,000	UST 2.875% due 5/15/32	FIT1	+339	US$933.72
5.600% Global Notes Due January 2031(4)	71647NBH1 / US71647NBH17	11	US$1,422,035,000	UST 2.875% due 5/15/32	FIT1	+370	US$940.71
6.625% Global Notes Due January 2034	- / XS0982711474	12	£436,759,000	UKT 4.500% due 9/7/34	FIT GLT10-50	+519	£933.85

___________________________________________________________________ ____

(1)	Including Notes held by Petrobras or its affiliates.
(2)	The applicable Consideration (as defined below) payable per each US$1,000, €1,000 or £1,000, as applicable, principal amount of each series of Notes validly tendered for purchase, will be calculated in accordance with the formulas set forth in Annex 2, Annex 3 and Annex 4 to the Offer to Purchase, based on the fixed spread specified in the table above (the “Fixed Spread”) for such series of Notes, plus the yield of the specified Reference Security/Interpolated Swap Rate for that series as quoted on the Bloomberg Reference Page specified in the table above as of 11:00 a.m. (New York City time) on July 12, 2022, unless extended with respect to the applicable Offer (such date and time with respect to an Offer, as the same may be extended with respect to such Offer, the “Price Determination Date”).
(3)	Per US$1,000, €1,000 or £1,000, as applicable, principal amount of each series of Notes validly tendered and accepted for purchase. The hypothetical Consideration provided in the above table is for illustrative purposes only and was calculated based on the yield calculated to the applicable maturity date or par call date, as applicable, and has been determined as of 11:00 a.m. (New York City time) on July 5, 2022 in accordance with the formulas set forth in Annex 2, Annex 3 and Annex 4 to the Offer to Purchase. We make no representation with respect to the actual Consideration payable in connection with the Offers, and such amounts may be greater or less than those shown in the above table depending on the yield of the applicable Reference Security or the Interpolated Swap Rate on the Price Determination Date.
(4)	The par call date for this series of Notes is October 3, 2030.

Tender Group 2
Title of Security	CUSIP/ISIN	Acceptance Priority Level	Principal Amount Outstanding(1)	Reference Security / Interpolated Swap Rate	Bloomberg Reference Page	Fixed Spread (basis points)(2)	Hypothetical Consideration(3)
5.500% Global Notes Due June 2051(4)	71647NBJ7 / US71647NBJ72	1	US$993,780,000	UST 2.250% due 2/15/52	FIT1	+423	US$783.70
5.625% Global Notes Due May 2043	71647NAA7 / US71647NAA72	2	US$400,753,000	UST 3.250% due 5/15/42	FIT1	+362	US$856.02
6.750% Global Notes Due June 2050(5)	71647NBG3 / US71647NBG34	3	US$616,139,000	UST 2.250% due 2/15/52	FIT1	+463	US$890.79
6.850% Global Notes Due June 2115	71647NAN9 / US71647NAN93	4	US$2,162,705,000	UST 2.250% due 2/15/52	FIT1	+505	US$842.85
6.900% Global Notes Due March 2049	71647NBD0 / US71647NBD03	5	US$996,602,000	UST 2.250% due 2/15/52	FIT1	+455	US$917.47
6.750% Global Notes Due January 2041	71645WAS0 / US71645WAS08	6	US$766,874,000	UST 3.250% due 5/15/42	FIT1	+391	US$951.28
6.875% Global Notes Due January 2040	71645WAQ4 / US71645WAQ42	7	US$786,965,000	UST 3.250% due 5/15/42	FIT1	+392	US$963.98
7.250% Global Notes Due March 2044	71647NAK5 / US71647NAK54	8	US$1,023,732,000	UST 3.250% due 5/15/42	FIT1	+420	US$971.09

_______________________________________________________________________

(1)	Including Notes held by Petrobras or its affiliates.
(2)	The applicable Consideration per each US$1,000 principal amount of each series of Notes will be calculated as described in footnote (2) to the table above.
(3)	Per US$1,000 or principal amount of each series of Notes validly tendered and accepted for purchase. Calculated as described in footnote (3) to the table above.
(4)	The par call date for this series of Notes is December 10, 2050.

(5)       The par call date for this series of Notes is December 3, 2049.

The applicable consideration payable for each series of Notes (the “Consideration”) will be determined at 11:00 a.m., New York City time, on July 12, 2022, unless extended with respect to an Offer, the Price Determination Date. The Offers will expire at 5:00 p.m., New York City time, on July 12, 2022 unless extended with respect to an Offer (such date and time, as the same may be extended with respect to an Offer, the “Expiration Date”). Notes validly tendered may be withdrawn at any time prior to 5:00 p.m., New York City time, on July 12, 2022, unless extended with respect to an Offer, but not thereafter. The settlement date of the Offers will occur promptly following the Expiration Date, expected to be no later than three business days following the Expiration Date, which is expected to be July 15, 2022 (the “Settlement Date”).

Holders of Notes who (1) validly tender and do not validly withdraw their Notes on or prior to the Expiration Date or (2) deliver a properly completed and duly executed notice of guaranteed delivery and other required documents pursuant to the guaranteed delivery procedures described in the Offer to Purchase on or prior to the Expiration Date, and deliver their Notes on or prior to 5:00 p.m., New York City time, on the second business day following the Expiration Date, which is expected to be July 14, 2022 (the “Guaranteed Delivery Date”), will be eligible to receive the applicable Consideration determined as described in the Offer to Purchase, as well as accrued and unpaid interest from, and including, the last interest payment date for the Notes to, but not including, the Settlement Date (the “Accrued Interest”).

The Offers are not contingent upon the tender of any minimum principal amount of Notes of such Tender Group or the completion of the Offers of either Tender Group 1 or Tender Group 2, as the case may be. The consummation of an Offer within a Tender Group is not conditioned on the consummation of the other Offers within such Tender Group or on the consummation of the Offers in the other Tender Group. Each Offer is independent of the other Offers, and PGF may, subject to applicable law, withdraw or modify any Offer without withdrawing or modifying other Offers.

PGF will not be obligated to (i) accept for purchase any validly tendered Notes or (ii) pay any cash amounts or complete the Offers, unless certain conditions are satisfied or waived prior to the Expiration Date, including customary conditions such as that PGF will not be obligated to consummate the Offers upon the occurrence of an event that adversely affects Petrobras’s or PGF’s businesses or PGF’s ability to consummate one or more of the Offers or to realize the contemplated benefits from one or more of the Offers, or the enactment of any law, rule or court order that prohibits or materially delays one or more of the Offers or that places material restrictions on one or more of the Offers.

PGF’s obligation to complete an Offer for a series within a Tender Group is conditioned on the aggregate Consideration for the Offers with respect to such Tender Group, excluding the Accrued Interest with respect to each series (the “Aggregate Consideration”), (x) not exceeding the Maximum Consideration for Tender Group 1, with respect to Tender Group 1, and (y) not exceeding the Maximum Consideration for Tender Group 2, with respect to Tender Group 2 (the “Maximum Consideration Condition”).

If the Maximum Consideration Condition is not satisfied with respect to each series of Notes within a Tender Group for (i) a series of Notes within such Tender Group (the “First Non-Covered Notes”) for which the Maximum Consideration for such Tender Group is less than the sum of (x) the Aggregate Consideration for all validly tendered First Non-Covered Notes for such Tender Group and (y) the Aggregate Consideration for all validly tendered Notes of all series for such Tender Group, having a higher acceptance priority level as set forth on the cover of the Offer to Purchase (the “Acceptance Priority Level”) (with 1 being the highest Acceptance Priority Level and 12 being the lowest Acceptance Priority Level (in the case of Tender Group 1) or 8 being the lowest Acceptance Priority Level (in the case of Tender Group 2)) than the First Non-Covered Notes for such Tender Group, and (ii) all series of Notes for such Tender Group with an Acceptance Priority Level lower than the First Non-Covered Notes for such Tender Group (together with the First Non-Covered Notes, the “Non-Covered Notes”), then PGF may, at any time at or prior to the Expiration Date:

(a)	terminate an Offer with respect to one or more series of Non-Covered Notes for such Tender Group for which the Maximum Consideration Condition for such Tender Group has not been satisfied, and promptly return all validly tendered Notes of such series, and of any series of Non-Covered Notes for such Tender Group, to the respective tendering holders of Notes; or
(b)	waive the Maximum Consideration Condition with respect to one or more series of Non-Covered Notes for such Tender Group and accept all Notes of such series, and of any series of Notes within such Tender Group having a higher Acceptance Priority Level, validly tendered; or
(c)	if there is any series of Non-Covered Notes for such Tender Group for which:
1.	the Aggregate Consideration necessary to purchase all validly tendered Notes of such series, plus
2.	the Aggregate Consideration necessary to purchase all validly tendered Notes of all series having a higher Acceptance Priority Level than such series of Notes, other than any Non-Covered Notes,

are equal to, or less than, the Maximum Consideration for such Tender Group, accept all validly tendered Notes of all series having a lower Acceptance Priority Level within such Tender Group, until there is no series of Notes with a higher or lower Acceptance Priority Level within such Tender Group to be considered for purchase for which the conditions set forth above are met.

It is possible that a series of Notes with a particular Acceptance Priority Level within a Tender Group will fail to meet the conditions set forth above and therefore will not be accepted for purchase even if one or more series with a higher or lower Acceptance Priority Level within such Tender Group is accepted for purchase. If any series of Notes is accepted for purchase under the Offers for a Tender Group, all Notes of that series that are validly tendered will be accepted for purchase.

For purposes of determining whether the Maximum Consideration Condition for each Tender Group is satisfied, PGF will assume that all Notes tendered pursuant to the guaranteed delivery procedures described in the Offer to Purchase will be duly delivered at or prior to the Guaranteed Delivery Date and PGF will not subsequently adjust the acceptance of the Notes in accordance with the Acceptance Priority Levels if any such Notes are not so delivered.

PGF reserves the right, subject to applicable law, to waive one or more conditions at any time, including the Maximum Consideration Condition with respect to any Offer within a Tender Group, even if the series of Notes relating to such an Offer has a lower Acceptance Priority Level than other Non-Covered Notes with a higher Acceptance Priority Level.

In determining the Aggregate Consideration available for purchase against the Maximum Consideration for each Tender Group and available for purchases pursuant to the Offers with respect to such Tender Group, the aggregate U.S. dollar-equivalent principal amount of EUR Notes and GPB Notes tendered and accepted in such Offers shall be calculated at the applicable exchange rates, as of 11:00 a.m., New York City time, on the Price Determination Date, as reported on Bloomberg screen page “FXIP” under the heading “FX Rate vs. USD,” (or, if such screen is unavailable, a generally recognized source for currency quotations selected by the Dealer Managers (as defined below) with quotes as of a time as close as reasonably possible to the aforementioned).

PGF expressly reserves the right, subject to applicable law, to: (i) delay accepting the Notes or extend the Expiration Date or, if the conditions to the Offers are not satisfied, terminate such Offers at any time and not accept the Notes; and (ii) if the conditions to the Offers are not satisfied, amend or modify at any time, the terms of the Offers in any respect, including by waiving, where possible, any conditions to consummation of the Offers. If PGF exercises any such right, it will give written notice thereof to the Depositary (as defined below) and will make a public announcement thereof as promptly as practicable and, in the case of termination, all Notes tendered pursuant to the terminated Offer(s) and not accepted for payment will be returned promptly to the tendering holders thereof.

# # #

PGF has engaged BofA Securities, Inc. (“BofA”), Bradesco BBI S.A. (“Bradesco BBI”), Credit Agricole Securities (USA) Inc. (“Credit Agricole CIB”), Deutsche Bank Securities Inc. (“Deutsche Bank Securities”), J.P. Morgan Securities LLC (“J.P. Morgan”), and SMBC Nikko Securities America, Inc. (“SMBC Nikko” and together with BofA, Bradesco BBI, Crédit Agricole CIB, Deutsche Bank Securities and J.P. Morgan, the “Dealer Managers”) to act as dealer managers with respect to the Offers. Global Bondholder Services Corporation is acting as the depositary and information agent (the “Depositary”) for the Offers.

This announcement is for informational purposes only, and does not constitute an offer to purchase or a solicitation of an offer to sell any securities.

The Offers are not being made to holders of Notes in any jurisdiction in which PGF is aware that the making of the Offers would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on PGF’s behalf by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Offers may be directed to BofA collect at (646) 855-8988 or toll-free at (888) 292-0070, Bradesco BBI collect at (646) 432-6643, Credit Agricole CIB collect at (212) 261-7802 or toll-free at (866) 807-6030, Deutsche Bank Securities collect at collect at (212) 250-2955 or toll-free at (866) 627-0391, J.P. Morgan collect at (212) 834-2064 or toll-free at (866) 834-4666 and SMBC Nikko collect at (212) 224-5328 or toll-free at (888) 284-9760. Requests for additional copies of the Offer Documents may be directed to Global Bondholder Services Corporation at +1 (855) 654-2015 (toll-free) or +1 (212) 430-3774 (banks and brokers call). The Offer Documents can be accessed at the following link: https://www.gbsc-usa.com/Petrobras/.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Notes as to when such intermediary would need to receive instructions from such holder in order for that holder to be able to participate in, or withdraw their instruction to participate in, an Offer, before the deadlines specified herein and in the Offer Documents. The deadlines set by any such intermediary and the relevant clearing systems for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer Documents.

The Offers are being made solely pursuant to the Offer Documents. The Offer Documents have not been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer Documents or any other documents related to the Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Notice to Prospective Investors in the United Kingdom

The communication of this announcement and any other documents or materials relating to the Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. This announcement and any such related documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, (iii) are outside the United Kingdom, (iv) are members or creditors of certain bodies corporate as defined by or within Article 43(2) of the Order, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the offer to purchase any securities may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This announcement and any such related documents and/or materials are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release and any such related documents and/or materials are available only to and will be engaged in only with relevant persons.

Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/s/ Guilherme Rajime T. Saraiva
Name: Guilherme Rajime T. Saraiva
Title: Attorney in Fact
By:	/s/ Lucas Tavares de Mello
Name: Lucas Tavares de Mello
Title: Attorney in Fact

Date: July 6, 2022